SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 401(k) Profit Sharing Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applica Incorporated 5980 Miami Lakes Drive Miami Lakes, Florida 33014

Required Information

1.	The audited Statement of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002, and the Statements of Changes in Net Assets Available for Benefits for the years ending December 31, 2003 and December 31, 2002, together with the notes to such financial statements, and the report of Grant Thornton LLP, independent public accountants, are contained in Schedule 1 to this Annual Report.

2.	The Supplemental Schedules of Assets held for Investment Purposes for the year ended December 31, 2003 are contained in Schedule 1 to this Annual Report.

3.	The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23 to this Annual Report.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2004	Applica Incorporated 401(k) Profit Sharing Plan and Trust (Name of Plan)
/s/ Terry Polsitina
By: Terry Polistina, Senior Vice
President and Chief Financial Officer of Applica Incorporated

Schedule 1

Financial Statements and
Report of Independent Certified Public Accountants

Applica Incorporated
401(k) Profit Sharing Plan and Trust

December 31, 2003 and 2002

(1)

REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trustees
Applica Incorporated
401(k) Profit Sharing Plan and Trust

     We have audited the accompanying statements of net assets available for benefits of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Miami, Florida
April 2, 2004

Applica Incorporated
401(k) Profit Sharing Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
Assets
Investments at fair value	$23,856,263	$20,262,750

Receivables:
Participants’ contribution receivable	50,729	135
Employer contribution receivable	35,709	21,904

Total receivables	86,438	22,039

Total assets	23,942,701	20,284,789

Liabilities
Accrued liabilities	1,639	—

Net assets available for benefits	$23,941,062	$20,284,789

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31,

	2003	2002
Additions to net assets attributed to:
Interest income	$16,579	$17,661
Net appreciation/(depreciation) in fair value of investments	4,125,439	(2,468,799)

	4,142,018	(2,451,138)
Contributions:
Participants	1,626,186	1,720,727
Employer	754,815	823,753
Rollover	66,390	50,443

	2,447,391	2,594,923

Total additions	6,589,409	143,785
Deductions from net assets attributed to:
Distributions	2,933,136	1,944,473

Total deductions	2,933,136	1,944,473

Net increase (decrease)	3,656,273	(1,800,688)
Net assets available for benefits:
Beginning of year	20,284,789	22,085,477

Net assets available for benefits:
End of year	$23,941,062	$20,284,789

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A — PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing trusts, and in accordance with the terms of the trust agreement. A description of the Plan and significant accounting policies follows. A more detailed description of the Plan and its provisions appears in the Summary Plan Description.

General

     The Plan was established July 1, 1989 and was amended and restated as of January 1, 2001 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Certain summary information relating to the Plan is provided in these footnotes.

     Effective January 1, 2002, the Benefits Committee of Applica Incorporated (the “Plan Sponsor”) granted the Plan administrator the powers, duties and responsibilities assigned to the previous trustee. The Plan Sponsor appointed a third-party as a passive trustee of the Plan and assigned to it the powers of holding title to the Plan’s assets.

Eligibility

     All employees of Applica Incorporated (the “Company”) are eligible to become participants in the Plan on the later of the first day of any pay period following the completion of 90 days of service and attainment of age 21.

Contributions

     Participating employees may contribute to the Plan a percentage of compensation up to a maximum amount which will not cause the Plan to violate the provisions of Section 404 of the Internal Revenue Code. Contributions are invested, at the direction of the participants, in up to 15 investment options shown in the supplemental schedule of assets held at end of year.

     The Company may make matching or other contributions at its discretion, but these contributions may not exceed the maximum allowable for federal income tax purposes. Such contributions are invested among the 15 investment options in the same manner selected by each participant.

     The Company provides matching contributions of 100% of the first 3% of employee contributions and 50% of the next 3% contributed, up to a maximum of $4,000 per employee. Employer contributions were $754,815 and $823,753 in 2003 and 2002, respectively.

Participant Accounts and Vesting

     Each participant’s contributions, as well as allocations of earnings thereon, are credited to the specific fund or funds selected by the participant. Such amounts are fully vested. Company matching contributions are allocated to the participants’ accounts based on the criteria established for such contributions. Such participant contribution amounts and future earnings thereon are fully vested on the date credited to each participant’s account. Participants are 100% vested immediately on discretionary contributions made by the Company, if any.

Participants’ Loans Receivable

     Beginning July 1, 1999, a participant may obtain a loan from the Plan collateralized by the present value of a participant’s vested account balance and mandatory payroll deductions. A loan cannot exceed the lesser of one-half the vested interest of a participant’s account balance or $50,000 and must be at least $1,000. All loans bear a

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rate charged by persons in the business of lending money for loans that would be made under similar circumstances. All loans must be repaid in level payments on at least a quarterly basis up to a five-year period unless it is for the purchase of a primary residence, which allows fifteen years for repayment. Participants’ loans receivable are valued at cost, which approximates fair value.

Tax Status

     The Internal Revenue Service has informed the Company by letter dated January 9, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Plan Expenses

     Administrative expenses relating to accounting and legal fees are paid by the Company. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

Investments

     The Plan’s investments are stated at fair value, using quoted market prices, as determined by the Plan’s trustee, Reliance Trust Company. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Particpant loans are valued at cost which approximates fair value.

Management Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2003 and December 31, 2002 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from these estimates made in the preparation of the financial statements.

Risks and Uncertainty

     The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially effect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE B — INVESTMENTS

     The following represents investments of five percent or more of the Plan’s net assets:

	December 31
	2003	2002
Applica Incorporated Common Stock	$1,846,914	$1,614,835
MFS International New Discovery Fund	1,208,593	593,034
MFS Research Bond Fund	2,056,304	2,315,012
MFS Fixed Fund	6,732,693	6,517,975
MFS Value Fund	2,816,227	2,271,295
Barclays Global Investors S&P500 Index Fund	2,909,718	2,791,437
Fidelity Low Priced Stock Fund	2,564,432	1,715,869

     For the years ended December 31, 2003 and 2002, the Plan’s investments appreciated/(depreciated) in value by $4,125,439 and ($2,468,799), respectively as follows:

	December 31
	2003	2002
Mutual Funds	$3,318,759	$(1,739,424)
Applica Incorporated Common Stock	806,680	(729,375)

	$4,125,439	$(2,468,799)

NOTE C — PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer contributions.

     NOTE D – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31,:

2003
Net assets available for plan benefits per the financial statements	$23,941,062
Total receivables per the financial statements	(86,438)
Total receivables per the Form 5500	23,273

Net assets available for plan benefits per the Form 5500	$23,877,897

     There were no reconciling items for the year ended December 31, 2002.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

     The following is a reconciliation contributions per the financial statements to the Form 5500 for the year ended December 31,:

2003
Contributions per the financial statements	$2,447,391
Total receivables per the financial statements	(86,438)
Total receivables per the Form 5500	23,273

$2,384,226

     There were no reconciling items for the year ended December 31, 2002.

     NOTE E – PARTY IN INTEREST TRANSACTIONS

     The plan has considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions. The Plan held investments in Company common stock with a fair value of approximately $1,846,914 and $1,614,835 as of December 31, 2003 and 2002, respectively.

     Certain Plan investments include shares of mutual funds managed by the MFS Retirement Services, Inc. (“MFS”). MFS is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Fees paid during the year for legal, accounting and other professional services are paid by the Company which amounted to $10,000 and $9,000 for the years ended December 31, 2003 and 2002, respectively. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

SUPPLEMENTAL INFORMATION

Applica Incorporated
401(k) Profit Sharing Plan and Trust

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

		(c)
	(b)	Description of	(d)	(e)
(a)	Identity of Issue	Investment	Cost	Current Value
*	Applica Incorporated Stock Fund	Common Stock	**	$1,846,914
*	Money Market Fund	Mutual Fund	**	85,373
*	Massachusetts Investors Growth Stock Fund	Mutual Fund	**	703,637
*	MFS Total Return Fund	Mutual Fund	**	1,130,374
*	MFS International New Discovery Fund	Mutual Fund	**	1,208,593
*	MFS Research Bond Fund	Mutual Fund	**	2,056,304
*	MFS Fixed Fund	Mutual Fund	**	6,732,693
*	MFS Mid Cap Growth Fund	Mutual Fund	**	286,362
*	MFS Value Fund	Mutual Fund	**	2,816,227
*	MFS New Discovery Fund	Mutual Fund	**	285,569
	Barclays Global Investors S&P 500 Index Fund	Mutual Fund	**	2,909,718
*	MFS Strategic Value Fund	Mutual Fund	**	252,982
	Fidelity Low Priced Stock Fund	Mutual Fund	**	2,564,432
	Fidelity Export and Multinational Fund	Mutual Fund	**	389,484
	Oakmark International Fund	Mutual Fund	**	296,940
*	Participant Loans	Loans (interest rates ranging from 5.00-5.25%)	N/A	$290,661 23,856,263

*	Represents a party-in-interest
**	Non applicable as the Plan is participant directed